

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2018

Stanley C. Horton
Chief Executive Officer, President and Director
Boardwalk Pipeline Partners, LP
Boardwalk Pipelines, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

> **Re: Boardwalk Pipeline Partners, LP**
> **Boardwalk Pipelines, LP**
> **Registration Statement on Form S-3**
> **Filed December 7, 2018**
> **File No. 333-228714**

Dear Mr. Horton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: E. Ramey Layne